SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English free translation of a letter to the Comisión Nacional de Valores (the Argentine National Securities Commission—‘CNV’), dated July 29, 2016, regarding the Certified Public Accountant who will be issuing its limited review report on our interim consolidated financial statements as of June 30, 2016 and September 30, 2016, as well as the Report of Independent Registered Public Accounting Firm as of December 31, 2016.

Buenos Aires, July 29, 2016

President of the Comisión Nacional de Valores

Lic. Marcos Ayerra

(By Hand)

RE.: Independent Auditors. Information pursuant Section 20, Chapter III, Title II of the Comisión Nacional de Valores´ Rules (NT 2013):

Dear Sirs,

I’m writing to you as Officer in Charge of Market Relations of Telecom Argentina S.A., (“Telecom Argentina” or the “Company”) in compliance with Section 20, Chapter III, and Title II of the Comisión Nacional de Valores´ Rules (NT 2013).

Yesterday, we received a letter from Mr. Mario Ángel Julio, partner of Price Waterhouse & Co S.R.L (“PWC”), the Independent Auditor who was designated at the Ordinary and Extraordinary Shareholders’ Meeting held on April 29, 2016 (the “Shareholders Meeting”) to audit the financial statements for the 2016 fiscal year.

In this letter, Mr. Mario Ángel Julio, as Certified Public Accountant appointed by the Shareholders’ Meeting, informs that due to the fact he has assumed new responsibilities within PWC, the limited review report corresponding to the financial statements as of June 30, 2016 and September 30, 2016, as well as the Report of Independent Registered Public Accounting Firm as of December 31, 2016, will be issued by Mr. Marcelo Daniel Pfaff in his capacity as alternate certified public accountant designated at the above-referenced Shareholders’ Meeting.

Yours sincerely,

Pedro G. Insussarry
Responsible for Market Relations of Telecom Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	July 29th , 2016	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations